EXHIBIT 99.5

Media Release
Rio Tinto Kennecott to fully transition to renewable diesel
5 December 2023

SALT LAKE CITY--(BUSINESS WIRE)-- Rio Tinto will replace its entire fossil diesel consumption with renewable diesel at its Kennecott copper operation in Utah from 2024.

Kennecott’s fleet of 90 haul trucks and all heavy machinery will begin to transition to renewable diesel in the first quarter of 2024, along with consumption from the concentrator, smelter, and refinery.

The transition will reduce Kennecott’s Scope 1 carbon emissions by approximately 495,000 tons of CO2 equivalent per annum, comparable to eliminating the annual emissions of more than 107,000 passenger cars.

The renewable diesel is made from renewable biogenic materials sourced in the United States. It will be supplied through the existing diesel supply chain, as part of a continuing partnership between Kennecott and HF Sinclair.

Rio Tinto Copper Chief Operating Officer Clayton Walker said: “Transitioning Kennecott completely to renewable diesel builds on a suite of decarbonisation initiatives that have reduced carbon emissions from the operation by 65% since 2019.

“This is an important next step in our commitment to finding new and better ways to reduce operational emissions, while producing materials essential to the global energy transition.”

HF Sinclair Executive Vice President, Commercial, Steven Ledbetter said: “As a long-time supplier of Rio Tinto and a fellow operator in the Rocky Mountain region, we are pleased to support Rio Tinto’s sustainability journey with a low-carbon fuel made at our facilities. This is a great step demonstrating our continued progress to meet the evolving energy needs of our customers.”

Rio Tinto is targeting reductions in Scope 1 and 2 carbon emissions of 50% by 2030 and net zero by 2050.

Rio Tinto Chief Decarbonisation Officer Jonathon McCarthy said: “Combined with Rio Tinto's U.S. Borax operation - which completed the full transition of its heavy machinery from fossil diesel to renewable diesel in May 2023 - this initiative would replace 11% of Rio Tinto's global fossil diesel consumption with renewable diesel.

“The use of drop-in fuel such as renewable diesel will allow Rio Tinto to reduce emissions in the short term, complementing ongoing work towards the commercial readiness of longer-term technical solutions such as battery electric haul trucks.”

The decision to convert to renewable diesel comes after a successful 7-month trial at Kennecott’s Bingham Canyon mine. This trial was conducted in collaboration with Cummins to test renewable diesel in different operational environments and on different equipment which supported the decision of Original Equipment Manufacturers to approve the use of renewable diesel in their equipment.

Media Release    2 / 2

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com